When it Comes to the Northern Trust Corporation 2002 Stock Plan, Every Vote Counts … *Especially Yours*

Northern Trust's continued success depends upon our ability to generate consistently strong levels of financial and operating performance. Northern's people are key to this success. Every day you can make a very important contribution by helping our clients reach their goals through your innovative solutions, responsive service, and dedication to quality.

Soon all Northern partners may have an additional opportunity to share in Northern's success—stock option grants, delivered through the *Northern Trust Corporation 2002 Stock Plan.* With the introduction of the previously announced broad-based stock option program, all employees will be eligible for stock option grants.

But First Things First. Before you can receive a grant from the new 2002 Stock Plan, it must be approved by the Corporation's stockholders. Soon, stockholders of Northern Trust Corporation—including Northern Trust employees who own shares through TIP and ESOP—will receive a proxy in the mail. The proxy offers stockholders the opportunity to cast their votes on a proposal, recommended by the Board of Directors, to approve the 2002 Stock Plan.

Your Stock Option
"To Do" List

1. Read this brochure carefully.

2. Watch your mail for the Northern Trust Corporation proxy material, which includes a copy of the 2002 Stock Plan.

3. Review the proxy material and cast your vote via the mail, telephone or Internet by **April 12, 2002**.

Your Role in the Proxy Process. As an employee of Northern Trust and a potential recipient of a stock option grant, you have a particularly compelling interest in this year's proxy process. This communication has been prepared especially for employees of Northern Trust to explain briefly the stock option program that will be part of the 2002 Stock Plan and to describe its potential value to you. We encourage you to familiarize yourself with the concepts of the program, so you may vote with knowledge of how the Plan could affect you.

Stock Options Made Simple

After All, It is *Your* Company. Employee stock option plans are a unique way for participants to share in the success of the company. When you accumulate company stock through this type of plan, you increase your ownership stake in the organization. Stock option plans are specifically designed to reward employees for their contributions to creating a successful company and increasing the price of the company's stock over time.

Rewards and Risks. While the Northern Trust Corporation 2002 Stock Plan offers participants a unique way to share in the success of the Corporation, it also entails some risks. Stock prices can go down, possibly decreasing or eliminating the value of stock options. In addition, if you leave the Corporation prior to vesting, you may lose your right to benefits under the Plan.

The Stock Plan Differs from the Employee Stock Ownership Plan (ESOP)

The Stock Plan differs from the ESOP in many respects. Perhaps the most significant difference is in how the value of your stake in each plan is determined:

- **ESOP**—You receive actual shares of stock. Your shares' value fluctuates as the Corporation's stock price goes up and down on the open market.

- **Stock Plan**—You receive options to buy stock at a specific price (option price). Options are of value if the Corporation's stock price at exercise is higher than the grant price. When exercised, the value of your shares will be the difference between the prevailing market price and the option price.

Here is an overview of how the Northern Trust Corporation 2002 Stock Plan will work if approved by stockholders:

1. **Northern Trust Issues Options.** Northern Trust will periodically grant eligible employees either through broad-based or executive options, the right to purchase a specified number of shares of the Corporation's stock (the "grant") at a predetermined price (the "option price"). The option price is determined by the stock price on the date the grant is made. The first grant is planned for May 2002.

Option Price—An Illustration

The option price is the average of the high and low price of the shares traded on the date the grant is made. For example, assume Northern Trust stock trades at an average of $55 per share on the day of the grant. The Corporation may grant a participant the "option," or right, to purchase a specified number of shares at $55 per share. This is known as the "option price."

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2. **Participants Vest in the Options.** Vesting is specific to the grant. Vesting schedules will be identified on the Option Notice received at the time of the grant. The May 2002 broad-based options will fully vest three years from the grant date. There is no partial vesting prior to this time. Before vesting, participants don't have to take any action and will not be entitled to exercise these options. Vesting schedules for options granted under programs other than the broad-based option program will be defined in the Option Notice specific to that grant.

3. **Participants Exercise Options.** Once vested, participants can purchase some or all of the shares covered by their stock options by "exercising" their stock options *at the option price* for up to 10 years after the grant date (or earlier in certain circumstances, such as retirement or termination), subject to certain blackout periods.

Following exercise, participants have several alternatives. Depending on the stock price and individual financial objectives, the participant may:

- Hold the shares in the hope that a higher market price will be available in the future. By holding the shares, the participant will earn dividends on those shares, and hopefully realize future stock appreciation. Additionally, by holding the stock for a period of at least 12 months from the exercise date, the participant may be taxed at the reduced capital gains rate upon selling those shares (assuming the stock has appreciated).

- Immediately sell the shares at the prevailing market price, realizing a cash gain on each share less any brokerage fees.

Can I afford to exercise my options?

This is a common question for stock option program participants who may be concerned about having cash available to exercise their options when the time comes. But by taking advantage of what is known as a ***"cashless exercise,"*** a participant does not need any cash to purchase the shares upon exercise. The participant exercises and sells (part or all of) the shares on the same day. The exercise price and any fees, commissions and applicable taxes that result from the exercise are paid for through the proceeds of the stock sale.

Profiting from a Stock Option. Ultimately, the value of a stock option is reflected in the difference between the option price and the market price at the time of exercise. For example, if a participant purchases shares that were granted at an option price of $55 per share, and immediately sells the same shares at the market price of $75 per share, the participant will realize a gain of $20 per share, less any fees, commissions and applicable taxes.

If, on the other hand, the stock is trading below the option price, the participant would not exercise the options since the same shares can be purchased on the open market for less than the option price. Stock options in this situation are sometimes referred to as being "under water."

**Your Guide to
Stock Option Lingo**

Blackout period—A specific period of time during which stock options cannot be exercised.

Cashless exercise—A way to exercise options without having to come up with any cash out of pocket. A participant exercises and sells (part or all of) the shares on the same day. The exercise price and any fees, commissions and taxes that result from the exercise are paid for through the proceeds of the stock sale.

Exercise—Refers to the purchase of stock at the option price.

Expiration date—The date at which the stock option expires and after which a participant cannot exercise a stock option.

Fair market value—For stock option grant purposes, the average of the high and low stock price.

Grant—The number of stock options granted to a participant.

Market price—The price at which company stock is trading in the market, as reported by the Nasdaq Stock Market.

Option notice—Document stating the exact number of options a participant receives at grant.

Option price—The price at which a participant can purchase company stock ("exercise options") prior to the expiration date.

Stock option—Represents a participant's right to purchase company stock at a specific price at some point in the future.

Become Informed … And then Make Your Vote Count

This document provides some basic information to help you make an informed decision about the Stock Plan during the proxy process. If you need more information, here are some additional resources:

For More Information About …	Contact …
Stock Plan Proposal	● In the US, call Retirement Passport at 800-291-7526 and press '*0' to speak with a representative. ● In the UK, call Retirement Passport at 0-800-89-6486 and press '*0' to speak with a representative. *Service representatives are available to participants in the UK between 2PM and 11PM.*
Proxy Process	Eileen Ratzka at 312-444-7030

About this Document

We are not soliciting and will not accept proxies at this time, but will do so in the ordinary course of holding our annual meeting on April 16, 2002. We urge all investors and stockholders to read our proxy statement when it becomes available because it will contain important information about Northern Trust Corporation, the proxy solicitation (including the proposal on the 2002 Stock Plan), the participants in the proxy solicitation and related matters. Northern Trust Corporation, its executive officers and directors and certain other employees and agents may be deemed to be participants in the proxy solicitation. Our proxy materials will be available free of charge from us in March 2002 and at the Securities and Exchange Commission website: *www.sec.gov.*

March 8, 2002